Exhibit 12

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Years Ended January 31,
(Dollar amounts in millions)	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$25,737	$24,398	$23,538	$22,118	$20,867
Capitalized interest	(74)	(60)	(63)	(85)	(88)
Consolidated net income attributable to the noncontrolling interest	(757)	(688)	(604)	(513)	(499)
Adjusted income from continuing operations before income taxes	$24,906	$23,650	$22,871	$21,520	$20,280

Fixed charges:
Interest(1)	$2,325	$2,382	$2,268	$2,160	$2,267
Interest component of rent	859	790	651	597	406
Total fixed charges	3,184	3,172	2,919	2,757	2,673
Income from continuing operations before income taxes and fixed charges	$28,090	$26,822	$25,790	$24,277	$22,953
Ratio of earnings to fixed charges	8.8	8.5	8.8	8.8	8.6

(1)	Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.